September 17, 2014

Re:	Banco Santander, S.A.

Registration Statement on Form F-4

Registration No. 333-196887

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Banco Santander, S.A. (the “Company”) hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 a.m. Eastern Daylight Time on September 18, 2014 or as soon thereafter as is practicable.

We hereby acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Banco Santander, S.A.

By:	/s/ José Manuel de Araluce
Name: José Manuel de Araluce
Title: Global Head of Compliance

Via EDGAR